UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response .... 2.50

For Period Ended: January 31, 2014	SEC FILE NUMBER 000-52452

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DUSSAULT APPAREL
(Exact name of registrant as specified in its charter)

Nevada	98-0513727
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

#98- 50 Carrera 73, Medellin, Colombia	N/A
(Address of principal executive offices)	(Zip Code)

1(888)876-9995
(Registrant’s  telephone number, including area code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its audit and preparation of its Form 10-Q in a timely matter because of unanticipated delays.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alberto Barrientos	888	876-9995
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ X ] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  X  ] Yes [  ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the current quarter ended January 31, 2014 the Company has acquired an interest in a mineral property and therefore has determined to discontinue its prior business operations.  As a result – effective November 1, 2013 the Company has entered the Exploration Stage.  During the three months ended January 31, 2014 the Company is expected to report a loss from continuing operations of $23,166 with no prior comparative results.  The Company expects to report a gain from discontinued operations in the current three month period ended January 31, 2014 of $14,401 as compared to a loss from discontinued operations in the prior three months ended January 31, 2013 of $32,273.  As a result the net loss for the three months ended January 31, 2014 and 2013 is expected to total $8,765 and $32,273 respectively.

Dussault Apparel, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 14, 2014	By:	/s/ Alberto Barrientos
Alberto Barrientos
	Title:	President